UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FULGENT GENETICS, INC.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

359664109

(CUSIP Number of Class of Securities)

May 19, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 359664109
1.	Names of reporting persons. Xi Long USA, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 1,175,441
	6.	Shared voting power -0-
	7.	Sole dispositive power 1,175,441
	8.	Shared dispositive power -0-
9.	Aggregate amount beneficially owned by each reporting person 1,175,441
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.4% (1)
12.	Type of reporting person (see instructions) CO

(1)

Based on 21,697,884 shares of the Issuer’s common stock (“Common Shares”) outstanding as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2016 (the “Form 10-Q”).

Item 1.   Identity of the Issuer

(a)	NAME OF THE ISSUER:

Fulgent Genetics, Inc. (the “Issuer”)

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

4978 Santa Anita Avenue,

Temple City, California

91780.

Item 2. Identity and Background of Reporting Person

(a)	NAME OF PERSON FILING:

Xi Long USA, Inc. (the “Reporting Person”)

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

6 Xinrui Road

Science City, Lougang District,

Guangzhou City

Guangdong Province,

Peoples’ Republic of China

510663

(c)	CITIZENSHIP:

Delaware

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value per share

(e)	CUSIP No.:

359664109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.Ownership.

(a)	Amount beneficially owned: 1,175,441

(b)	Percent of class: 5.4%*

(c)	Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,175,441

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,175,441

(iv)	Shared power to dispose or to direct the disposition of: 0

* Based on 21,697,884 Common Shares outstanding as reported by the Form 10-Q.

Item 5.Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.Identification and Classification of Members of the Group

Not applicable.

Item 9.Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2020

XI LONG USA, INC.

By:	/s/ Zhenjie Huang
Title:	Chief Executive Officer